UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-0845819
CUSIP NUMBER:	95752H 201

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     June 30, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

___WESTCOTT PRODUCTS CORPORATION___ Full Name of Registrant
___________N/A___________ Former Name if Applicable

112 Loraine South, Suite 266 Address of Principal Executive Office (Street and Number)

___ Midland, Texas 79701___ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant did not obtain all the necessary information prior to the filing date, the attorneys and accountants could not complete the required legal information and financial statements, and management could not complete the Management's Discussion and Analysis of such financial statements prior to the filing deadline.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

E. Will Gray II	(432)	242-4965
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___Westcott Products Corporation___ (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2014	By: /s/ E. Will Gray II
E. Will Gray II, Chief Executive Officer and Director

Part IV(3) Explanation

It is anticipated that our general and administrative expenses for the three months ended June 30, 2014 will be approximately $260,151 as compared to our general and administrative expenses of $2,500 for the three months June 30, 2013, due to the commencement of Company operations through the merger with Dala Petroleum Corp. on June 2, 2014.  We had $1,531,052 in cash on hand and working capital of $1,510,282 as of June 30, 2014 as compared to no cash on hand and no working capital as of June 30, 2013. This is due to the closing of the offering of Series A 6% Convertible Preferred Stock that closed on June 30, 2014 in connection with the merger with Dala Petroleum Corp.